3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

Bryan D. MacIntyre

direct dial: 215.981.4726

direct fax: 267.200.0808

macintyreb@pepperlaw.com

June 8, 2005

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention:	Peggy Kim, Esq., Senior Counsel
David Roberts, Esq., Staff Attorney
Dan Gordon, Accounting Branch Chief
Kristi Beshears, Accountant

Re:	Kenexa Corporation
Amendment No. 3 to Registration Statement on Form S-1
Commission File No. 333-124028

Ladies and Gentleman:

Enclosed for filing under the Securities Act of 1933, as amended, is Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1, Commission File No. 333-124028, of Kenexa Corporation. The Amendment contains clarifying edits to some of the information in the prospectus. The Amendment also includes additional disclosure in the section captioned “Shares Eligible For Future Sale” on page 93.

Please direct any questions regarding this filing to Barry M. Ableson at 215.981.4282, John P. Duke at 610.640.7839 or to me at 215.981.4726.

Very truly yours,

/s/ BRYAN D. MACINTYRE

Bryan D. MacIntyre